                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   412552-10-1
                                 (CUSIP Number)

                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                        (Continued on following page(s))

                               Page 1 of 10 Pages

                         Exhibit Index Appears on Page 8
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CUSIP NO. 412552-10-1                13D                     Page 2 of 10 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NAR Group Limited (formerly North American Resources Limited)

2    CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) / /
     OF A GROUP                                                     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS                    AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION                 British Virgin
                                                          Islands

   NUMBER                  7    SOLE VOTING POWER              None
     OF
   SHARES
BENEFICIALLY               8    SHARED VOTING POWER            3,004,906 shares
   OWNED
     BY
    EACH                   9    SOLE DISPOSITIVE POWER         None
  REPORTING
   PERSON
    WITH                   10   SHARED DISPOSITIVE POWER       3,004,906 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                    3,004,906 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 / /
     CERTAIN SHARES
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CUSIP NO. 412552-10-1                13D                     Page 3 of 10 Pages


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.95%

14   TYPE OF REPORTING PERSON                    CO, HC
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CUSIP NO. 412552-10-1                13D                     Page 4 of 10 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alan Grant Quasha

2    CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) / /
     OF A GROUP                                                     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS                    AF, PF, SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.

   NUMBER                  7    SOLE VOTING POWER                101,000 shares
     OF
   SHARES
BENEFICIALLY               8    SHARED VOTING POWER            3,004,906 shares
   OWNED
     BY
    EACH                   9    SOLE DISPOSITIVE POWER           101,000 shares
  REPORTING
   PERSON
    WITH                   10   SHARED DISPOSITIVE POWER       3,004,906 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                    3,105,906 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 / /
     CERTAIN SHARES
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CUSIP NO. 412552-10-1                13D                     Page 5 of 10 Pages


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.08%

14   TYPE OF REPORTING PERSON                    IN
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CUSIP NO. 412552-10-1                13D                     Page 6 of 10 Pages


Item 1.  Security and Issuer.

         This Amendment No. 10 to Statement on Schedule 13D (this "Amendment"), filed with respect to events that occurred on or prior to April 10, 1996, relates to the shares of Common Stock, par value $.01 per share, of Harken Energy Corporation (the "Common Stock" and the "Issuer", respectively), a Delaware corporation whose principal executive offices are located at MacArthur Center II, Suite 400, 5605 North MacArthur Boulevard, Irving, Texas 75038. The original Statement on Schedule 13D, as modified by all prior amendments, is referred to herein as the "Amended Statement".

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Amended Statement is hereby amended by inserting the following language before the last paragraph thereof:

         "During the period commencing April 8, 1995 through the date of this Amendment, the Reporting Persons have disposed of an aggregate of 1,436,800 shares of Common Stock in transactions on the American Stock Exchange in accordance with Rule 144(k) promulgated under the Securities Act of 1933, as amended. Such sales are detailed on Exhibit V hereto.

         Options to acquire 250,000 shares of Common Stock held by the Reporting Persons expired without being exercised on January 2, 1995."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Amended Statement is hereby amended by deleting the first and third paragraphs thereof and paragraph (c) thereof and substituting the following language in lieu thereof:

         "(a) & (b) Based on the information provided to the Reporting Persons by the Issuer, the Issuer had a total of 76,146,268 shares of Common Stock outstanding as of March 7, 1996.
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CUSIP NO. 412552-10-1                13D                     Page 7 of 10 Pages


         Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 3,105,906 shares of Common Stock constituting approximately 4.08% of the issued and outstanding shares of Common Stock. Such amount includes 101,000 shares of Common Stock owned by Mr. Quasha for which he has sole voting and dispositive power. Such amount also includes an aggregate of 274,686 shares of Common Stock which the Reporting Persons have the right to acquire through the exercise of outstanding options. Other than the 101,000 shares owned by Mr. Quasha, for purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

         (c) Other than the transactions described in this Amended Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B."

CUSIP NO. 412552-10-1                13D                     Page 8 of 10 Pages

Item 7.  Material to be Filed as Exhibits.                                Page
         ---------------------------------                                ----
         Exhibits A - U:   [Previously filed.]

         Exhibit V:        Sales of Common Stock
                           April 8, 1995 through
                           April 10, 1996                                  10

CUSIP NO. 412552-10-1                13D                     Page 9 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 10, 1996


                                            NAR GROUP LIMITED

                                            By:        /s/
                                                ----------------------
                                                Thomas A. Huser, its
                                                Attorney-in-Fact


                                            ALAN GRANT QUASHA

                                            By:       /s/
                                                -----------------------
                                                Thomas A. Huser, his
                                                Attorney-in-Fact

                Exhibit Index                                           Page
         ---------------------------------                              ----

         Exhibits A - U:   [Previously filed.]

         Exhibit V:        Sales of Common Stock
                           April 8, 1995 through
                           April 10, 1996                                10